EXHIBIT 99.2

FORM OF LETTER TO SHAREHOLDERS

TULLY’S COFFEE CORPORATION

UP TO 1,750,000 SHARES OF COMMON STOCK AND 3,550,000 INVESTMENT UNITS

OFFERED PURSUANT TO RIGHTS

DISTRIBUTED TO SHAREHOLDERS

Dear Shareholder:

This letter is being distributed by Tully’s Coffee Corporation (the “Company”) to eligible holders and former holders (each, a “Rights Holder” and collectively, the “Rights Holders”) of common stock of the Company (the “Common Stock”) in connection with the offering (the “Rights Offering”) by the Company of up to 1,750,000 shares of Common Stock and 3,550,000 investment units (each investment unit consisting of four shares of the Company’s Series A Convertible Preferred Stock and a warrant to purchase two shares of Common Stock) (the “Investment Units”) pursuant to nontransferable subscription rights (the “Rights”). The Rights are exercisable pursuant to the enclosed Subscription Agreement and upon the terms and conditions described in the Prospectus dated January 11, 2005 (the “Prospectus”).

As described in the Prospectus, the Company is engaging in the Rights Offering primarily because it believes that the Rights Offering will provide the Company with affirmative defenses against claims relating to unsatisfied preemptive rights. Rights Holders who did not exercise or waive their preemptive rights in connection with the equity offerings the Company made between February 1994 and October 1999 (the “Prior Issuances”) are being offered the opportunity (the “Primary Rights”) to be put in the same position they would have been in if they had exercised their preemptive rights at the time of the Prior Issuances. Accordingly, the prices for the shares of Common Stock and Investment Units issuable upon exercise of the Primary Rights are the historical prices at which the Company issued Common Stock and the Investment Units to investors in the Prior Issuances, and the number of shares of Common Stock or Investment Units each holder of Primary Rights may purchase depends on (1) the number of shares held at the date of each of the Prior Issuances and (2) the number of shares of Common Stock or Investment Units purchased by every other holder of Primary Rights.

As described in the Prospectus, the number of shares of Common Stock and Investment Units that each Rights Holder is entitled to purchase is determined through a calculation that considers how many shares and Investment Units are subscribed for by the Rights Holder and by the other Rights Holders. These calculations can be made with finality only when the actual subscriptions are completed. In order to provide Rights Holders with an approximation of the number of shares of Common Stock and Investment Units subject to their respective Primary Rights, the Company has established a subscription process, described in pages 25 and 26 of the Prospectus, that provides each Rights Holder with (1) an initial estimate of the number of shares of Common stock and Investment Units under his or her Primary Rights and (2) the elective opportunity to subscribe for a specific number of shares of Common Stock and Investment Units determined by the Rights Holder and have his or her subscription adjusted, when the final calculations are made for the actual subscriptions of all subscribing shareholders, if the initial estimate is determined to have been too high or too low.

In addition, as described in the Prospectus, if you are a shareholder of record of Common Stock, Series A Convertible Preferred Stock, or Series B Convertible Preferred Stock of the Company as of January 6, 2005 (the “Current Record Shareholders”), you are eligible to subscribe for the shares of Common Stock and the Investment Units issuable upon exercise of the Primary Rights that expire or are not exercised by the expiration date of the Rights Offering (the “Under-Subscription Privileges”). You do not need to exercise any of your Primary Rights in order to exercise your Under-Subscription Privileges. The subscription price for the shares of Common Stock or the Investment Units subscribed for pursuant to the Under-Subscription Privileges is the same as the subscription price for the shares of Common Stock or the Investment Units subscribed for pursuant to the Primary Rights, and Current Record Shareholders may, pursuant to their Under-Subscription Privileges, request to purchase as many additional shares of Common Stock as they wish for the prices set forth in their Subscription Agreements, and may request to purchase as many additional Investment Units as they wish for $10.00 per Investment Unit.

If the Under-Subscription Privileges are oversubscribed, the Company will reduce, on the proportionate basis described in the Prospectus, the number of shares of Common Stock and the Investment Units that may be purchased by each Rights Holder pursuant to the Under-Subscription Privileges.

A Rights Holder may not sell, trade or otherwise transfer the Rights except in limited circumstances described in the Prospectus. The Company will not issue any fractional shares of Common Stock or of its Series A Convertible Preferred Stock, warrants for fractional shares of Common Stock or fractional Investment Units in the Rights Offering. The Primary Rights and the Under-Subscription Privileges may not be divided in any manner that would create fractional Rights.

The percentage of the Company’s outstanding Common Stock and Series A Convertible Preferred Stock that a Current Record Shareholder holds will decrease if he or she does not exercise his or her Rights and other shareholders purchase securities in the Rights Offering. In addition, the Investment Units sold in the Rights Offering include warrants to purchase Common Stock, and, to the extent that all or a portion of those warrants are exercised to purchase Common Stock, a Current Record Shareholder would be subject to additional dilution of his or her percentage ownership interest in the Company.

Enclosed are copies of the following documents:

1.	The Prospectus;

2.	The Subscription Agreement relating to any shares of Common Stock that are or were registered in your name (including a Substitute Form W-9);

3.	Instructions as to Use of Tully’s Coffee Corporation Subscription Agreements (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9); and

4.	A return envelope addressed to the Company’s Investor Relations Department.

Your prompt action is requested. The Rights will expire, if not exercised, at 5:00 p.m., Pacific Time, on February 8, 2005, unless the Rights Offering is extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, you may exercise the Rights by properly completing and signing the Subscription Agreement and forwarding it, along with payment in full for all of the Rights exercised, to the Company’s Investor Relations Department in the envelope provided. By subscribing for shares of Common Stock or Investment Units, you will also be affirmatively waiving, and releasing the Company from, any rights or claims you may have related to preemptive rights you may have held from February 1994 through October 1999. The Company’s Investor Relations Department must receive the Subscription Agreement with payment of the full subscription price, including final clearance of any checks, at or before 5:00 p.m., Pacific Time, on the Expiration Date. Uncertified personal checks used to pay the subscription price may take as long as ten business days to clear. Accordingly, Rights Holders who wish to pay the subscription price by means of uncertified personal check are urged to consider, in the alternative, payment by means of a certified or cashier’s check, money order or wire transfer. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION AGREEMENT WITH THE FULL PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR SUBSCRIPTION RIGHTS. A Rights Holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Tully’s Investor Relations Dept., Tully’s Coffee Corporation, 3100 Airport Way South, Seattle, WA 98134. Shareholders may call the Company’s Investor Relations Department at (206) 233-2070.

If you own shares of more than one class of Company stock, or if your holdings are recorded under different name variations or entities, you may receive separate subscription materials for each such holding.

For a complete description of the Rights Offering and other important information, please refer to the Prospectus. If you require additional help, you may contact the Company’s Investor Relations Department at 206-233-2070, or email your request to the Company at rights-offering-help@tullys.com. In addition, the Company expects to hold one or more informational meetings for Rights Holders prior to the Expiration Date; please contact the Company’s Investor Relations Department or visit www.tullys.com for the time and location of the informational meeting(s).

Very truly yours,

TULLY’S COFFEE CORPORATION

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